News Release
Communiqué de Presse
Paris, November 27, 2006
Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: +33 (1) 47 44 68 21
Catherine Enck
Tel.: +33 (1) 47 44 37 76
Patricia Marie
Tel.: +33 (1) 47 44 45 90
Paul Floren
Tel.: +33 (1) 47 44 45 91
Christine de Champeaux
Tel.: +33 (1) 47 44 47 49
Bertille Aron
Tel.: +33 (1) 47 44 67 12
Isabelle Cabrol
Tel.: +33 (1) 47 44 64 24
Charles-Edouard Anfray
Tel.: +33 (1) 47 44 65 55
Franklin Boitier
Tel.: +33 (1) 47 44 59 81
Philippe Gateau
Tel.: +33 (1) 47 44 47 05
Burkhard Reuss
Tel.: +33 (1) 47 44 21 19
TOTAL S.A.
Share Capital: €6,062,233,950
Registered in Nanterre: RCS 542 051 180

www.total.com
Appointments of Philippe Boisseau and Ladislas Paszkiewicz
Paris, January 11, 2007 — Philippe Boisseau, Senior Vice President, Exploration & Production and President, Middle East, has been appointed President of Total’s Gas & Power business. He will succeed Yves-Louis Darricarrère, who has been appointed President, Exploration & Production.
Ladislas Paszkiewicz, President of Total Austral, the Group’s Argentinean exploration and production subsidiary, will succeed Mr. Boisseau as President, Middle East.
Both appointments are effective February, when Christophe de Margerie takes over as Chief Executive Officer.

Philippe Boisseau, 45, graduated from France’s Ecole Polytechnique and is an engineer in the Corps des Mines. He began his career in 1986, serving in a variety of French government ministries before joining the staff of the Minister of Defense in 1993. Mr. Boisseau came to Total in 1995 as Crude Oil Supply Manager, Total Refining and Marketing, based in Denver, Colorado. He served as Products Trading Manager, Europe in the Refining Division from 1997 to 1998, when he became Strategic Planning Manager for Argentina in the Exploration & Production division. He was appointed General Manager of Total Austral, the Group’s Argentine subsidiary, in 1999. He has been President of Total Exploration & Production’s operations in the Middle East since March 2002 and a member of the Management Committee since January 2005.

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2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: +33 (1) 47 44 68 21
Catherine Enck
Tel.: +33 (1) 47 44 37 76
Patricia Marie
Tel.: +33 (1) 47 44 45 90
Paul Floren
Tel.: +33 (1) 47 44 45 91
Christine de Champeaux
Tel.: +33 (1) 47 44 47 49
Bertille Aron
Tel.: +33 (1) 47 44 67 12
Isabelle Cabrol
Tel.: +33 (1) 47 44 64 24
Charles-Edouard Anfray
Tel.: +33 (1) 47 44 65 55
Franklin Boitier
Tel.: +33 (1) 47 44 59 81
Philippe Gateau
Tel.: +33 (1) 47 44 47 05
Burkhard Reuss
Tel.: +33 (1) 47 44 21 19
TOTAL S.A. Share Capital: €6,062,233,950 Registered in Nanterre: RCS 542 051 180

www.total.com

Ladislas Paszkiewicz, 44, graduated from the Institut d’Etudes Politiques in Paris, earned a postgraduate diploma in finance in France and has an M.B.A. from New York University (NYU). Mr. Paszkiewicz joined Total in 1985 in the Finance Division, where he held a number of tax and finance-related positions. From 1992 to 1993, he headed Total’s Investor Relations Department in New York. From 1994 to 1998 he was responsible for treasury operations for Total in Paris and then moved to the Investor Relations Department, where he was appointed Vice President in 2000. He joined Total’s Exploration & Production division in 2004 and was appointed General Manager of Total Austral (subsidiary in Argentina) in 2005.
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Total is one of the world’s leading oil and gas companies, with operations in more than 130 countries. Its 95,000 employees put their expertise to work across the industry, from exploration and production of oil and natural gas to refining and marketing, trading and gas & power. They are helping to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

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